

By U.S. Mail and Facsimile (601) 656-4264

January 7, 2010

Mr. Robert T. Smith
Treasurer and Chief Financial Officer
Citizens Holding Company
521 Main Street
Philadelphia, Mississippi 39350

> **RE:** **Citizens Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-15375**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Cover Page

1. On the cover page of your 10-K and subsequent 10-Q's and other reports, you indicate that your file number is 0-25221. However, it appears that your file number was changed to 01-15375 when you filed the 8-A12(b) to register your stock under Section 12(b) of the Securities Exchange Act of 1934 as part of your listing on the NASDAQ Global

Market. Please revise your filings to identify the correct file number, starting with your next filing with the SEC.

Executive Compensation, page 27 (page 15 of Proxy Statement on Schedule 14A)

2. Please confirm that only the two named executives receive total compensation greater than $100,000 or otherwise tell the staff why only two executives are listed. Consider Instruction 2 to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

3. We refer to the disclosure on page 19 of the proxy statement discussing the calculations of the named executives' cash bonuses based on net income targets. Please provide the staff with clarification regarding these calculations. For example, you appear to state that if net income increases by 5% or more, Mr. McKee would receive a cash bonus of 25% of his base salary. Yet you go on to state that if net income had increased by 5% in 2008, Mr. McKee would receive 27.5% of his salary.

4. On page 16 you indicate that your Named Executives, Messrs McKee and Smith both make recommendations regarding the compensation of your officers "other than the chief executive officer." If any executive makes a recommendation to the committee regarding their own compensation, please explain how such participation is consistent with your compensation program.

Certain Relationships and Related Transactions, and Director Independence, page 28
(Board of Directors, page 7 of Proxy Statement on Schedule 14A)

5. We note the disclosure on page 15 of the proxy statement that insider loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the company. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Part I. Financial Information

Notes to Financial Statements

Investment Securities

6. In future filings provide the disclosures required by ASC 320-10-50. Please note that these disclosures are required for both interim and annual periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Loss Experience, pages 18-19

7.   Given the continued increase in the level of nonperforming loans during fiscal 2009, the company should provide, in future filings and in tabular format, a breakdown of these nonperforming loans by loan type.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel